UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   CSX Corporation
   901 East Cary Street
   Richmond, Virginia  23219-4031
2. Issuer Name and Ticker or Trading Symbol
   Conrail Inc.
   CRR
3. IRS or Social Security Number of Reporting Person (Voluntary)
   62-1051971
4. Statement for Month/Year
   4/97
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |1/2/97| S  | |     85,000       | D |(See Note  |     17,775,124    |  I   |Owned through subsidiary.  |
                           |      |    | |                  |   | 1 below.) |(See Note 3 below.)|      |   (See Note 3 below.)     |
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Common Stock               |4/8/97| J  | |    8,200,000     | A |(See Note  |      8,200,000    |  I   |   By Norfolk Southern     |
                           |      |    | |                  |   | 2 below.) |(See Note 2 below.)|      |       Corporation.        |
                           |      |    | |                  |   |           |                   |      |   (See Note 2 below.)     |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:

Note 1: 3,500 shares of common stock were sold at $99 1/8 per share. 66,500 of such shares were sold at $99 per share. 15,000 of such shares were sold at $98 7/8 per share.

Note 2: CSX Corporation ("CSX") and Norfolk Southern Corporation ("NSC") have entered into an agreement dated April 8, 1997 (the "Agreement") pursuant to which CSX and NSC have agreed to jointly acquire Conrail Inc. ("CRR") through a newly formed entity to be owned by CSX and NSC ("Acquisition Sub"). Each of CSX and NSC will have equal decision-making authority with respect to matters relating to Acquisition Sub and its subsidiaries. Pursuant to the Agreement, CSX has agreed to cause 17,775,124 shares of CRR common stock to be contributed to Acquisition Sub and NSC has agreed to cause 8,200,000 shares of CRR common stock to be contributed to Acquisition Sub. Accordingly, CSX may indirectly be deemed to beneficially own the 8,200,000 common shares beneficially owned by NSC by reason of the Agreement. Under the Agreement, upon consummation of the tender offer by CSX and NSC for all CRR shares not already owned by CSX and NSC, CSX's option to purchase 15,955,477 shares of CRR common stock will be canceled. Reference is made to the summary of the Agreement in Amendment No. 24 to CSX's and NSC's Schedule 14D-1 and the Agreement itself which is filed as Exhibit (c)(14) thereto, and the foregoing is qualified in its entirety by reference to such summary and such Agreement.

Note 3: Excludes 8,200,100 CRR common shares beneficially owned by NSC (8,200,000 of which NSC has agreed to cause to be contributed to Acquisition
Sub). See Note 2 above. Also excludes 15,955,477 CRR common shares purchasable upon exercise of CSX's option on CRR common shares.


SIGNATURE OF REPORTING PERSON
/s/ Mark G. Aron

CSX Corporation
By:     Mark G. Aron
Title:  Executive Vice President --
        Law and Public Affairs

DATE
5/9/97